UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  June 8, 2020

ACT II GLOBAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38880	38-4101973
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

745 5th Avenue

New York, NY 10151

Attn: Christopher Giordano; Jon Venick

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 335-4500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	ACTTU	The NASDAQ Stock Market LLC

Class A Ordinary Shares, par value $0.0001 per share	ACTT	The NASDAQ Stock Market LLC

Redeemable Warrants, each exercisable for one Class A Ordinary Share for $11.50 per share	ACTTW	The NASDAQ Stock Market LLC

Item 8.01 Other Events.

On June 8, 2020, Act II Global Acquisition Corp. (“Act II”) issued a press release announcing that, due to the public health and safety concerns posed by the outbreak of the novel coronavirus (COVID-19), the format of the extraordinary general meeting of the shareholders of Act II (the “Shareholders Meeting”) and the special meeting of the public warrant holders of Act II (the “Warrant Holders Meeting”) has changed and may now each be attended virtually online via webcast. The Shareholders Meeting and the Warrant Holders Meeting will be held, as originally announced, on Monday, June 15, 2020, at 8:30 a.m. EDT and 8:00 a.m. EDT, respectively, with the physical meetings, for the purposes of Act II’s Amended and Restated Memorandum and Articles of Association, being held at the offices of DLA Piper LLP (US), located at 1251 Avenue of the Americas, New York, New York.

A copy of the press release announcing the change in meeting format is furnished as Exhibit 99.1 and incorporated by reference herein.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Act II and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. Such forward-looking statements with respect to financial performance, strategies, prospects and other aspects of the businesses of Act II, Merisant Company (“Merisant”), MAFCO Worldwide LLC (“Mafco”) or the combined company after completion of the business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to: (1) potential adverse effects of the ongoing global COVID-19 pandemic; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement with respect to the business combination; (3) the outcome of any legal proceedings that may be instituted against Act II, the combined company or others following the announcement of the business combination and the definitive agreement with respect thereto; (4) the inability to complete the business combination due to the failure to obtain approval of the shareholders and/or warrant holders of Act II, to obtain financing to complete the business combination or to satisfy conditions to closing in the definitive agreement with respect to the business combination; (5) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (6) the ability to comply with Nasdaq listing standards following the consummation of the business combination; (7) the risk that the business combination disrupts current plans and operations of Merisant and Mafco as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers, obtain adequate supply of products and retain its management and key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that Merisant and Mafco or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the inability to achieve estimates of expenses and profitability; (13) the impact of foreign currency exchange rates and interest rate fluctuations on results; and (14) other risks and uncertainties indicated from time to time in the Registration Statement on Form S-4 of Act II, including those under “Risk Factors” therein, and other documents filed (or furnished) or to be filed (or furnished) with the Securities and Exchange Commission by Act II. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Merisant and Mafco and Act II undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the proposed business combination and warrant amendment, Act II filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 and mailed the definitive proxy statement/prospectus and other relevant documentation to Act II shareholders and Act II warrant holders. This filing does not contain all the information that should be considered concerning the proposed transaction. It is not intended to form the basis of any investment decision or any other decision with respect to the business combination and the warrant amendment. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws.

Act II shareholders and Act II warrant holders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with Act II’s solicitation of proxies for the extraordinary general meeting of the Act II shareholders and the special meeting of Act II’s public warrant holders to be held to approve the proposed transaction and the warrant amendment, because these materials contain important information about Merisant Company (“Merisant”), MAFCO Worldwide LLC (“Mafco”) and Act II and the proposed transaction and the warrant amendment.

The definitive proxy statement/prospectus was mailed to Act II shareholders and warrant holders as of the record date, May 1, 2020. Shareholders and warrant holders are also able to obtain a copy of the definitive proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to Act II at 745 5th Avenue, New York, NY 10151.

Participants in the Solicitation

Act II, Merisant, Mafco and their respective directors and officers and representatives or affiliates may be deemed to be participants in the solicitation of proxies of Act II shareholders in connection with the business combination and of Act II warrant holders in connection with the warrant amendment. Act II shareholders and Act II warrant holders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Act II in the Registration Statement on Form S-4 of Act II. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Act II shareholders in connection with the business combination, and to Act II warrant holders in connection with the warrant amendment, is set forth in the proxy statement/prospectus for the business combination and warrant amendment. Additional information regarding the interests of participants in the solicitation of proxies in connection with the business combination and warrant amendment is included in the proxy statement/prospectus that Act II filed with the SEC and other documents furnished or filed with the SEC by Act II.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release dated June 8, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Act II Global Acquisition Corp.

Date: June 8, 2020	By:	/s/ Ira J. Lamel
		Name:	Ira J. Lamel
		Title:	Chief Financial Officer